[redacted]

09041920

SEC Mail Processing
Section

JUL 24 2009

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-66720

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/08 (MM/DD/YY) AND ENDING 04/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Campbell Lutyens & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, 29th Floor
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr Christoffer Davidsson 212-223-1798
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name - if individual, state last, first, middle name)

1375 Broadway (Address) New York (City) New York (State) 10018 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 24 2009
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

CAMPBELL LUTYENS & CO. INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.
( ) (k) A Reconciliation Between the Audited and Unaudited Balance Sheet with respect to Methods of Consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) Copy of the SIPC Supplemental Report.
( ) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control).
(x) (o) Independent Auditors' Report on Internal Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Christoffer Davidsson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and SIPC supplemental report pertaining to Campbell Lutyens & Co. Inc. (the "Company") as of April 30, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

Signature

President
Title

SUBSCRIBED AND SWORN TO BEFORE ME ON
THIS 23 DAY OF JULY 2009
NOTARY PUBLIC

Notary Public

ELEANOR DAVID
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REG. #01DA6122249
MY COMM. EXP. FEB. 7, 2013

ANCHIN

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

Report of Independent Accountants

To Campbell Lutyens & Co., Inc.

At your request, we have applied agreed-upon procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Campbell Lutyens & Co., Inc. (the "Company") for the period ended April 30, 2009.

This agreed-upon procedures engagement was performed in accordance with attestation standards established by the American Institute of Certified Public Accountants. We have performed the procedures enumerated below, which were agreed to by the Company and are in accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission (the "specified parties"). An evaluation of the sufficiency of these procedures for the purposes of a given Specified Party is solely the responsibility of that Specified Party. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Procedures Performed:

1. Compared listed assessment payments with respective cash disbursement records entries.

2. Compared amounts reflected in the audited Form X-17A-5 for the period April 1, 2009 to April 30, 2009 with amounts reported in the Annual General Assessment Reconciliation (Form SIPC–7T).

3. Compare adjustments, if any, reported in Form SIPC–7T with supporting schedules and working papers supporting such adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC–7T and in the schedules and working papers supporting adjustments, if any.

5. Compared the amount of any overpayment applied with the Form SIPC–7T on which it was computed.

No exceptions were found as a result of the procedures.

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion on the schedule referred to above. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties, and is not intended to be and should not be used by anyone other than the Specified Parties.

Anchin, Block & Anchin LLP

New York, New York
July 15, 2009

SIPC-7T
(27 REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

Paid May 22, 2009
Check # 1875

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-066720 FINRA APR 4/27/2005
CAMPBELL LUTYENS & CO INC
1270 AVE OF THE AMERICAS 29TH FLR
NEW YORK, NY 10020

te: If any of the information shown on the mailing label uires correction, please e-mail any corrections to m@sipc.org and so indicate on the form filed.

me and telephone number of person to contact pecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 316.96

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150.00)

1/23/09
Date Paid

C. Assessment balance due 166.96

D. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

E. Total assessment balance and interest due (or overpayment carried forward) $ 166.96

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 166.96

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Campbell Lutyens + Co., Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 22 day of May, 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 4/30, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 126,787
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	126,789
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 126,787
2e. General Assessment @ .0025	$ 316.96

(to page 1 but not less than $150 minimum)